

June 21, 2018

Kevin Gillespie
Chief Executive Officer
Arias Intel Corp.
442 W. Kennedy Blvd., Suite 200
Tampa, Florida 33606

> **Re: Arias Intel Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 21, 2018**
> **File No. 000-55120**

Dear Mr. Gillespie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Information Technologies
and Services